[LETTERHEAD OF SIDLEY AUSTIN BROWN & WOOD LLP]
September 15, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	West Corporation
Form S-3 filed August 30, 2005
(SEC File No. 333-127965)
Ladies and Gentlemen:
     On behalf of West Corporation (“West”), we are writing in response to the comments contained in the Staff’s comment letter dated September 14, 2005 (the “Comment Letter”) with respect to West’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on August 30, 2005 (the “Registration Statement”). We have transmitted herewith our proposed changes to the Registration Statement to reflect our responses to the Comment Letter. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of West.
Calculation of Registration Fee
1.	You may not register for resale an indeterminate number of shares resulting from operation of the conversion formula. Rule 416 does not apply by its terms in these circumstances, because the floating conversion rate is not “similar” to an anti-dilution provision. Instead, you must make a good-faith estimate of the maximum number of shares that you may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, you must file a new registration statement to register the additional shares, assuming the selling security holder desires to sell those additional shares. Refer to the Item 3S(a) in the Manual of Publicly Available Telephone Interpretations (Supplement March 1999). Please revise your registration statement as necessary.

We believe that the language expressing the fee calculation on the cover of the Registration Statement is appropriate for the transaction contemplated by the Registration Statement. In this regard, we note that the Registration Statement relates to a primary issuance of convertible debt securities and that Item 3S(a) in the Manual of Publicly Available Telephone Interpretations

Sidley Austin Brown & Wood llp	Chicago
September 15, 2005

(Supplement March 1999) (“Item 3S(a)”) appears to be applicable only in the case of the resale of shares of common stock issuable upon conversion of previously privately placed convertible debt securities. Our understanding is that the Item 3S(a) responded to problems with so-called toxic or death-spiral convertible securities, which may allow the issuance on conversion of virtually limitless quantities of common stock based principally on the market price for the issuer’s securities. This is not the case at hand. Footnote one to the fee calculation table is a conventional paraphrase of Rule 416(a) under the Securities Act of 1933, as amended (the “Act”). The claim of the rule’s benefit is strictly limited to the events explicitly included in Rule 416.
Further to this point and again, in distinction from the situation covered by Item 3S(a), the sales of shares of common stock upon conversion of the convertible debt securities would be effected without registration in reliance Section 3(a)(9) under the Act. The shares are included in the registration statement solely because the conversion privilege may conditionally become active within twelve months of the effective date. Accordingly, the conversion privilege may be an offer of the underlying shares within the meaning of Section 2(a)(3) of the Act, so that inclusion of the shares is necessitated by Section 5(c) of the Act. Item 3S(a), in contrast, contemplates a requirement of inclusion of the underlying securities necessary to satisfy the requirements of Section 5(a), 5(b) and 5(c) of the Act. This is because the convertible debt securities contemplated by Item 3S(a) were originally issued in a private placement such that the common stock issuable upon conversion of the convertible debt securities by the selling security holders would be restricted securities within the meaning of Rule 144(a)(3). Accordingly, we respectfully request the Staff to reconsider this comment.
Cover Page of Prospectus
2.	We note on the cover of the prospectus you state that the “senior convertible notes are expected to include net share settlement mechanics.” Please revise the prospectus to include a discussion regarding the “net share settlement mechanics.”

Please refer to the proposed modifications to the cover page and page 5 of the prospectus.
Senior Convertible Note Hedge and Call Option
3.	You state on page 1 that you will be utilizing the proceeds of this offering to “pay for the call option described in this prospectus.” In this section, you state that the “material terms of the senior convertible note hedge and the call options will be as set forth in the applicable prospectus supplement.” Given that you are planning on using the offering proceeds to pay for the call options, please revise to provide greater detail on the mechanics of this transaction. This detail should include, but not be limited to, who will be in possession of the call options. It appears from this section that Goldman, Sachs & Co. or Goldman Sachs will be in possession of the call option. If that is true, please advise as to why you would have to pay for the options.

Please refer to the proposed modifications to page 7 of the prospectus.

Sidley Austin Brown & Wood llp	Chicago
September 15, 2005

     If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (312) 853-7570, Paul L. Choi at (312) 853-2145 or Robert Mandell at (212) 839-5360.

Very truly yours,
/s/ Jenny L. Lauth